Exhibit 99.2 Amdocs Limited NASDAQ: DOX Fiscal Q4 2024 Earnings Presentation November 12, 2024 Shuky Sheffer President & CEO Tamar Rapaport-Dagim CFO & COO

The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it can be found on the Investor Relations section of our website, and, as always, a copy of today’s prepared remarks will also be posted immediately following the conclusion of this call. This presentation includes information that constitutes forward- looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2023, filed on December 13, 2023, and our Form 6-K furnished for the first quarter of fiscal 2024 on February 20, 2024, the second quarter of fiscal 2024 on May 20, 2024, and for the third quarter of fiscal 2024 on August 19, 2024. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. While in prior years Amdocs used normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated November 12, 2024 with respect to earnings for fiscal Q4 2024. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2025 and certain non-GAAP metrics and their reconciliations. Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 2

Earnings call agenda 1 Strategy & business performance update Shuky Sheffer, President & Chief Executive Officer 2 Financial review & outlook Tamar Rapaport-Dagim, Chief Financial Officer & Chief Operating Officer 3 Q&A Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 3 3 3

Today’s speakers President & Chief Executive Officer Chief Financial Officer & Chief Operating Officer Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 4 4

President & Chief Executive Officer Strategy and business performance update 5

Fiscal 2024, Another Important Year For Amdocs Thanks to our amazing people for delivering value with innovative products & services Important wins, expanding Double-digit growth in cloud, market presence now ~25% of revenue Another record year in Accelerated managed services profitability Returned over 100% of free cash Extended industry-leading flow to shareholders position in GenAI Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 6

FY24: Record Annual Revenue, Continued Profitable Growth & Margin Improvement

RECORD

Revenue[1]

$5,005m

Up 2.7% YoY[1]

Record total revenue **Cloud ~25%** of revenue, growing **double-digits**

Non-GAAP operating margin[2]

18.4%

+60bps YoY

Improved profitability as operational efficiencies benefits realized

Non-GAAP EPS[2]

$6.44

Up 9.0% YoY [2]

In line with mid-point of updated FY24 outlook

12-month backlog

$4.06B

Up 2.5% YoY[3]

On a pro-forma basis, as we reinforce our business visibility and focus

Delivered 4th year of double-digit total shareholder return

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix
3. Pro forma excludes the financial impact resulting from the phase out of certain business activities in the current fiscal year period and comparable fiscal year period

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Q4 Key Highlights

Important win at T-Mobile

Next-gen monetization platform

T Mobile

New pillar, part ofMulti-year digital transformation program

Strong sales momentum in cloud

NTT Japan

vodafone Italy

Maintained high managed services renewal rate

Tier 1 operator Southeast Asia

Telia

Rapid adoption of Amdocs SaaS connectX platform

CONX Amdocs connectX

vnePL Poland

melon South Africa

Progressing GenAI industry leadership

T Mobile

etisalat by e& UAE*

Continued successful track record of project deployments

Major deployments:

AT&T

T Mobile

3 UK

A1 Bulgaria

PLDT Philippines

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* referenced last quarter as a leading global operator

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Strategic Growth Framework

Designed to provide the market-leading innovation our customers need

- Accelerate the journey to the **cloud**
- **Digitally transform** the customer experience for consumer and B2B
- Monetize the future market potential of **next-generation networks**
- Deliver dynamic connected experiences by streamlining and **automating complex network ecosystems**
- Simplify and accelerate the adoption of **Generative AI**

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Progress in Strategic Domains - Cloud Strong Accelerate the journey to the cloud partnerships Selected projects Business value Business platform modernization and cloud Faster, high-quality, and next-generation services Italy migration under 5-year agreement and customer experience, enhance operational efficiency, and reduce costs Modernize and migrate core systems to the Enable greater cost control, increased cloud under business transformation and efficiency and improved business capabilities InfraNet managed services agreement Japan Our strong book of business and healthy pipeline of opportunities supports another year of double-digit cloud growth in FY25 IIn nf for orm ma at tiion on Se Sec cu ur riit ty y L Le evel vel 0 0 – – P Pu ub blliic c. . © © 20 2024 24 – – P Pr rop opr riie et ta ar ry y & & Con Conf fiid de en nt tiia all IIn nf for orm ma at tiion on of of A Am md doc ocs s 10 10

Progress in Strategic Domains - Monetization of Next Generation Networks Monetize the future market potential of next-generation networks Selected projects Business value Real time monetization solution, new Enables customers the freedom to define their buying pillar part of multi-year digital experience while delivering complete business flexibility transformation program on a single all-inclusive platform New next-generation fiber solution introduced Unlocks significant savings and additional monetization Transformation of mobile and fixed-line potential and enabling enhanced customer experience B2C billing systems Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 11

Progress in Strategic Domains – Digital Modernization

Digital transformation

Digitally transform the customer experience for consumer and B2B

Strong traction in our SaaS next-gen platforms

A CONX Amdocs connectX

Amdocs' cloud-native 'telco in a box' SaaS platform

Enables quick launch of new digital brands and services

vne Poland

winity Brazil

melon South Africa

Adding to the growing list of customers

AT&T

RiZZ WIRELESS US

mobifone Vietnam

B BE Bill Experience

SaaS-based Bill Experience

Enables streamline billing experience and enhances customer satisfaction convera Global leader in commercial payments

Adding to the growing list of customers including ***tier 1 customer in North America***

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Progress in Strategic Domains - Network Automation

Network automation

Deliver dynamic connected experiences by streamlining and automating complex network ecosystems

	Selected project	Business value
Leading US provider of fiber optic internet services	**Next-generation fiber rollout**	Accelerate sales, enhance agility, and realize new monetization opportunities

Introduced **Next-Generation Fiber Offering** to Accelerate and streamline fiber deployment

- *30% faster deployments times for fiber rollouts*
- *10%+ reduction of cabling and trenching*
- Significant reduction in network management costs

Best-in-class, award-winning offerings

- **Network Technology Vendor of the Year** (2024 NaaS Excellence Awards)
- **FutureNet Asia 2024 Orchestration Award** (2nd consecutive year)

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Progress in strategic domains – GenAI

Generative AI Strategy Acceleration

An industry leader in helping service providers unlock the transformative potential of Gen AI

CES24 - New Copilots utilized at customers

- CAT – Amdocs Catalog
- MS – Amdocs Monetization Suite
- INS – Amdocs Intelligent Networking Suite

- CI – Customer Insight
- SA – Sales Automation
- CS – Customer Service

amAIz expands with more agent capabilities

Amdocs amAIz Platform

- Bill Inquiry
- Customer Care
- Knowledge Management
- Spectrum Management

First commercial end-to-end platform awards

amAIz platform — etisalat by e& UAE *

Platform updates to data & AI platform

Simplifying GenAI adoption with our industry-leading platform & robust, end-to-end data & AI services

Data, AI & Generative AI Applications
- Customer Experience Insights (CXI)
- GenAI Agents
- Embedded Analytics
- Embedded Copilots

Generative AI Platform
TelcoGPT

AI & Data Platform
Telco Data Fabric

Globe Philippines — **Data intelligence**

T Mobile — **DataONE**

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* referenced last quarter as a leading global operator

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Sharpening Focus on Strategic Priorities in FY25 Reinforce level of business visibility Focus on strategic Increase share of highly recurring priorities long-term managed services agreements phasing out of several low-margin, non-core business activities Sharpen our focus on higher-margin strategic priorities like cloud, next-gen monetization platforms and Gen AI IIn nf for orm ma at tiion on Se Sec cu ur riit ty y L Le evel vel 3 0 – – P Hu igh blilc y . s© e n 20 sit24 ive. – © Pr op 2024 rie t– a P ry rop & rCon ietarfy id & enCon tial Ifn id for en m tia at l ion Infor of m A am tion doc of s Amdocs 15 15 15

FY25 Outlook A B 1%-4.5% earning-to-cash flow YoY growth (1,2) conversion Revenue Adjusting for the phase out of several low- Free cash margin, non-core business activities Expect to return majority flow of free cash flow to Double-digit cloud shareholders in year ahead revenue growth in FY25 C D 21.1% - 21.7% 6.5%-10.5% % margin YoY growth Non-GAAP Non-GAAP Expect to deliver accelerated YoY Positions us to deliver double-digit (3) (3) EBIT profitability improvement, EPS expected total shareholder leveraging our platform, technology and (3) returns in fiscal 2025 IP-based innovation We are positioned to deliver double-digit expected total (4) th shareholder returns for the 5 straight year in FY 2025 3. Non-GAAP. See reconciliation tables in appendix 1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 2. For comparison purposes, pro forma adjusts fiscal 2024 revenue by approximately $600 million to reflect the 4. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2025E end of certain low margin, non-core business activities which substantially already ceased in the first quarter assumed midpoint of pro forma non-GAAP EPS outlook, and dividend yield of fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook based on proposed new quarterly rate of $0.527 as of share price on 11/11/24 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 16 16

Chief Financial Officer & Chief Operating Officer Financial review & outlook 17

Q4 FY2024 Financial Highlights

- **Record revenue**, **+1.7% YoY** as reported and **+2.1%** YoY constant currency[1]
- **Record** revenue in North America, up **+0.8%** QoQ and **+0.2%** YoY
- Europe up **~5%** YoY and QoQ, as new project activity ramps-up
- Rest of World up **~5%** YoY
- **Highest** operating profitability in years, reflecting **operational excellence** and **cumulative benefits** of **automation**, **AI**, **Gen AI**, and other **sophisticated** tools

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix

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Q4 2024 Results

Q4 Revenue

$1,264 million

+1.7% YoY, +2.1% constant currency[1]
Slightly above guidance midpoint ($1,240M - $1,280M)

Q4 Non-GAAP[2] Operating Margin

18.7%, +90bps YoY

+10 bps QoQ

Q4 GAAP Diluted EPS

$0.76 including a restructuring charge of 64 cents, without which EPS was at the higher end of guidance ($1.34 - $1.42)

Q4 Non-GAAP[2] Diluted EPS

$1.70 at guidance midpoint ($1.67 - $1.73)

Q4 2024 Revenue vs. Guidance

$ Millions


Revenue slightly above guidance midpoint, adjusting for positive $3M currency impact
$1,260
$1,264
Original Q4F24 Guidance (midpoint)
Q4F24A

Q4 2024 Revenue by Region

$ Millions


Rest of World ~$245
~19%
Europe ~$184
~15%
North America ~$836
~66%

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Full Year
Fiscal 2024 Highlights

- **Record** revenue of **$5B**, **+2.4% YoY** as reported and **+2.7% YoY** constant currency[1]
- Achieved **accelerated** profitability improvement target: non-GAAP[2] operating margin **18.4%, +60 bps YoY** in FY2024
- **Record** non-GAAP[2] diluted EPS: **$6.44, +9.0% YoY**

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix

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Strong **double-digit** growth in **Cloud**, equating to roughly **25%** of total revenue

Year-over-year **growth** and **record** revenue across **all** operating regions:

- North America: **+0.6% YoY**
- Europe: **+3.3% YoY**
- Rest of World: **+8.6% YoY**

2 of top 10 customers are **new logos** added in last 10 years, highlighting ongoing business **diversification** and **international** market **traction**

Number of countries with over **$40M** annual revenue has almost **doubled** in the last decade

Revenue Growth

Y/Y% growth constant currency[2]

FY2021 & FY2022 are pro forma[1] constant currency[2]


7.0%
10.3%
7.7%
2.7%
FY2021
FY2022
FY2023
FY2024
+2.7% - in line with guidance midpoint

Non-GAAP[3] EPS Y/Y % Growth

FY2021 & FY2022 are pro forma[1]


9.8%
12.1%
11.5%
9.0%
FY2021
FY2022
FY2023
FY2024
+9.0% - in line with guidance midpoint

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Leading Indicators & Business Model Visibility

Managed Services

~$2.9B

~58% of total revenue in FY 2024

Close to **100%** managed services contract renewals

Managed Services Revenue: Fiscal Year

$ Billions

58% of FY 2024 revenue

Managed services arrangements support business model resiliency with highly recurring revenue streams, multi-year engagements and high renewal rates, and may also include large-scale digital transformation projects


$2,857
$2,905
~ +1.7% YoY
FY2023
FY2024

vodafone	Migration to Azure under an extended 5-year agreement, delivering faster, high-quality, next-gen services, enhancing efficiency, and reducing costs
NTTInfraNet	Expanded relationship to modernize and migrate core systems to the cloud, enabling greater cost control, increased efficiency and improved capabilities
Telia	Extended managed services agreement for billing platform through 2032, enhancing operational efficiency and delivering more streamlined services
Tier 1 Southeast Asia	Signed an expanded multi-year engagement

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Balance Sheet & Cash Flow

- FY 2024 free cash flow[1] of **$694 million** before ~$75 million of restructuring payments
- FY 2024 reported free cash flow[1] of **$619 million** including restructuring payments
- **Ample** liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth investments

1. Non-GAAP. See reconciliation tables in appendix
2. $650M senior note, maturing June 2030

DSO's

74 days

+5 days YoY and unchanged QoQ

DSO's may fluctuate from quarter to quarter

The sequential quarter change in unbilled receivables net of deferred revenue was $49 million in Q4, aggregating the short-term and long-term balances

The net difference between unbilled receivables and deferred revenue fluctuates from quarter to quarter, in line with normal business activities as well as progress on significant multi-year transformation programs we are currently running in North America.

Liquidity: Cash + Credit Facility

$1.0 billion

Ample liquidity including available $500M revolving credit facility

Baa1 Moody's

BBB S&P

Committed to maintaining our Investment grade credit rating

FY 2024 Free cash flow[(1)] bridge

FCF includes ~$75M restructuring payments


~$724
~$105
$619 *
Operating Cash Flow
Net capex & Other
Reported FCF

*Figures may not sum due to rounding

Cash, Credit Facility & Debt Position

$ Millions, as of September 30, 2024


Credit Facility
$500
Cash
~$514
$650
Liquidity
Debt (2)

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Disciplined Capital Allocation

- **Expects** FY 2025 free cash flow[(1)] (FCF) of between **$710-$730M** before restructuring payments, equating to >90% cash conversion
- **6.8%** free cash flow yield[(2)]
- Expects to return the **majority** of free cash flow to shareholders in FY2025

Q4 2024 Cash Returned to Shareholders

$ Millions



Dividends, $55
Share repurchases, $120

Dividend Growth

Board authorized new quarterly dividend payment:

52.7 cents, +10%

12th consecutive annual dividend increase

New payment subject to shareholder approval at Amdocs annual meeting in January 2025, with first payment anticipated in April 2025

~$0.5B of aggregate share repurchase authorization available as of September 30, 2024

FCF: Five-year historical trend and FY2025E outlook (1)(3)(4)(5)(6)(7)



% FCF(1)(3)(5)(6) / Non-GAAP Net Income(1)
88%
140%
102%
101%
93%
>90%
% of FCF(1)(3)(5)(6) Returned to Shareholders
100%
99%
104%
96%
112%
FY2025E guidance: return majority
FCF ($M) (1)(3)(5)(6)(7)
$527
$869
$665
$718
$694
$720
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025E (Guidance)
Normalized (1)(3)

1. Non-GAAP. See appendix tables for reconciliation of FCF
2. Yield = expected reported free cash flow of $720M, the mid point of FY2025 guidance, as a percentage of Amdocs' market capitalization as of 11/12/2024
3. FCF in FY2020, FY2021 and FY2022 is presented on a normalized basis, which mainly excludes net capital expenditures related to the new campus development; normalized FCF disclosure is not applicable as of FY2023 onward
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/2/2021 and 11/8/2022 for reconciliation of normalized FCF in FY2020, FY2021 and FY2022
5. FY2023 excludes $20M non-recurring restructuring payments
6. FY2024 excludes $75M non-recurring restructuring payments
7. FY2025 assumes midpoint of $710-$730M guidance range, before non-recurring restructuring payments

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Sharpening Focus on Strategic Priorities in FY25 Activities we are phasing out: Certain low-margin software and hardware partner activities ✓ Phase out of some on-premise software and hardware infrastructure ✓ Other legacy-type activities ✓ More focus on cloud-related infrastructure, and Gen AI partner infrastructure Vubiquity on demand business ✓ Decreasing demand for transactional video Non-core subscription services Expect substantially improved profitability in FY25 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs Information Security Level 3 – Highly sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 23 23

Leading Indicators & Business Model Visibility

- 12-month backlog **+2.5%** YoY and **+$30M** QoQ on a pro forma[1] basis as of September 30, 2024,
- 12-month backlog represents **~90%** of expected FY 2025 revenue, **higher** than historical average of **~80%**

1. Pro forma excludes financial impact of phasing out certain business activities in the current fiscal year period and comparable fiscal year period

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$4.06B

Up 2.5% YoY on a pro-forma basis[1]

12-month backlog includes:

- Anticipated revenue related to contracts
- Estimated revenue from **managed services** contracts
- Letters of intent
- **Maintenance**
- Estimated **ongoing support** activities

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FY2025 **Revenue Growth Outlook**

- **Pro forma**[(1)] revenue adjustment for phasing out certain business activities is estimated at roughly $600 million, taking FY 2024 as the baseline
- **Expects** FY2025 revenue growth of **1%-4.5% YoY** on a pro forma[(1)] constant currency[(3)] basis, including some non-organic contribution
- **Cloud** positioned for another year of **double-digit** growth in FY2025E

1. For comparison purposes, pro forma adjusts fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities which substantially already ceased in the first quarter of fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
2. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
3. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

Revenue Growth

YoY% Growth Constant Currency[(3)]



2.4%
7.0%
10.3%
7.7%
2.7%
4.5%
1%
Expect 2.7% guidance midpoint
FY2020(3)
FY2021(2)(3)
FY2022(2)(3)
FY2023(3)
FY2024(3)
FY2025E(1)(3)

"Overall, we expect revenue growth of between 1% and 4.5% on a pro forma, constant currency basis in fiscal 2025, which does not include revenue from the activities we are phasing out. The forecast growth rate midpoint is similar to the prior fiscal year, includes some inorganic contribution, and incorporates another year of double-digit growth in cloud"

– Tamar Rapaport Dagim, Q4 FY 2024 Earnings Call, November 12, 2024

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Enhanced Profitability Improvement

- FY2025 non-GAAP[1] operating margin in new and improved target range of **21.1%-21.7%**, up **300 bps** YoY at midpoint
- Operational excellence, automation and gradual implementation of Gen AI, will support ongoing margin expansion of about **60-70 bps** in FY 2025, assuming the midpoint of guidance
- Phase out of certain business activities expected to drive roughly **230 bps** of improvement

1. Non-GAAP. See reconciliation tables in appendix
2. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/8/2018, 11/12/19, 11/10/20, 11/2/2021, 11/8/2022, 11/7/2023 and 11/12/2024 for reconciliation of non-GAAP operating margin in FY2018, FY2019, FY2020, FY2021, FY2022, FY2023 and FY2024

Annual Non-GAAP[1] Operating Margin: FY2018 – FY2025E[2]

$ Millions


FY2025E Non-GAAP(1) Operating margin target range: 21.1%-21.7%
21.7%
21.1%
18.7%
18.1%
17.8%
17.5%
17.2%
16.5%
+300 bps YoY at guidance midpoint
17.3%
17.3%
17.2%
17.5%
17.6%
17.8%
18.4%
FY2018
FY2019
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025E
Guidance Range
Non-GAAP Operating Margin

"Assuming the midpoint of our new fiscal 2025 guidance, we believe our focus on operational excellence, automation and the gradual implementation of Gen AI, will support ongoing margin expansion of about 60 to 70 basis points, similar to the size of margin improvement we generated in fiscal 2024. The rest of the margin expansion in fiscal 2025 will result from the phasing out of non-core, low-margin business activities"

– Tamar Rapaport Dagim, Q4 FY 2024 Earnings Call, November 12, 2024

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Targeting double-digit expected total shareholder returns[3] for the 5th year running in FY2025E

Expects non-GAAP[2] EPS growth of **6.5%-10.5%** in FY2025E

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2025E assumed 8.5% midpoint of non-GAAP EPS outlook, and dividend yield based on quarterly rate of $0.527 as of share price on 11/12/24
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/10/2020, 11/2/2021, 11/8/2022, 11/7/2023 and 11/12/2024 for non-GAAP reconciliation in FY2019, FY2020, FY2021, FY2022, FY2023 and FY2024

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Total Shareholder Return[3][4]

Non-GAAP[2] Diluted EPS Growth YoY % + Dividend Yield
FY21 and FY22 non-GAAP EPS growth is presented pro forma[1]


5th consecutive year of double-digit expected total shareholder returns* in FY2025
14.1%
13.6%
11.7%
11.3%
10.8%*
5.3%
12.1%
11.5%
9.8%
9.0%
10.5%
6.5%
3.0%
2.3%
1.9%
2.0%
2.1%
2.4%
2.3%
Expects 8.5% guidance midpoint
FY2020
FY2021 (1)
FY2022 (1)
FY2023
FY2024
FY2025E
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return

*Non-GAAP[2] EPS growth of 8.5%, plus ~2.3% dividend yield

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Q&A Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 28 28 28

Appendix Outlook & Reconciliation Tables Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 29 29 29

Q1 & FY2025 **Outlook**

Positioned to deliver **double-digit** expected total shareholder returns for the **fifth** year running

Q1 Fiscal 2025 Outlook

Revenue	$1,095 - $1,135 million
GAAP EPS	$1.20 - $1.29
Non-GAAP[1] EPS	$1.61 - $1.67
Share Count	114 million
Effective Tax Rate Non-GAAP[1]	Above high-end of annual target range of 15.0% - 17.0%

Full Year Fiscal 2025 Outlook

Revenue growth As reported	**(10.9)% - (7.7%)%**
Revenue growth Pro forma[2] Constant currency[3]	**1% - 4.5%**
GAAP EPS growth	**25.0% - 33.0%**
Non-GAAP[1] EPS growth	**6.5% - 10.5%**
Operating Margin Non-GAAP[1]	**21.1% - 21.7%**
Effective Tax Rate Non-GAAP[1]	**15.0% - 17.0%**
Free cash flow[1]	**$710-$730 million**

1. Non-GAAP. See reconciliation tables in appendix. Free cash flow outlook is before expected restructuring payments
2. For comparison purposes, pro forma adjusts fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities which substantially already ceased in the first quarter of fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
3. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

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Reconciliation Tables (a) The amounts under Purchase of property and equipment, net” include immaterial proceeds from sale of property and equipment for the fiscal years ended September 30, 2024 and 2023, respectively. Information Security Level 2 – Sensitive. © 2024 – Proprietary & Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 31 31 Confidential Information of Amdocs

Reconciliation Tables Information Security Level 2 – Sensitive. © 2024 – Proprietary & Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 32 32 Confidential Information of Amdocs

Reconciliation Tables Information Security Level 2 – Sensitive. © 2024 – Proprietary & Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 33 33 Confidential Information of Amdocs

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